SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (AMENDMENT NO. __)*

                             RPM TECHNOLOGIES, INC.
                       -----------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    749695201
                                    ---------
                                 (CUSIP Number)

                                  July 13, 2007
                                 --------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1 (b)
         [X] Rule 13d-1 (c)
         [ ] Rule 13d-1 (d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 749695201
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Laurus Master Fund, Ltd.
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0337673
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                            (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  4,100,649 shares of Common Stock.  *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  4,100,649 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,100,649 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          [X]
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------


---------------------------------
        * Based on 41,047,541 shares of the common stock, no par value per share (the "Shares"), outstanding of RPM Technologies, Inc., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2007. As of July 13, 2007, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC ("Valens U.S."), and Valens Offshore SPV I, Ltd. ("Valens Offshore" together with the Fund and Valens U.S., the "Investors") held in aggregate (i) a warrant (the "First July Warrant") to acquire 1,125,000 Shares, at an exercise price of $0.30 per Share for the first 375,000 Shares acquired thereunder, $0.36 per Share for the next 375,000 Shares acquired thereunder and $0.42 for the remaining shares acquired thereunder, subject to certain adjustments, (ii) a warrant (the "June Warrant") to acquire 3,090,739 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) a warrant (the "Second July Warrant" and together with the First July Warrant, and the June Warrant, the "Warrants") to acquire 8,000,000 Shares at an exercise price of $0.01 per Share for the first 4,800,000 Shares acquired thereunder, $0.02 for the next 800,000 shares acquired thereunder, $0.03 for the next 800,000 Shares acquired thereunder, $0.04 for the next 800,000 Shares acquired thereunder, and $0.05 for the remaining shares acquired thereunder, subject to certain adjustments, and (iv) 1,008,557 Shares. The Warrants contain an issuance limitation prohibiting the Funds from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Funds of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Funds upon at least 61 days prior notice to the Company and shall automatically become null and void (i) for the first July Warrant, upon an Event of Default as defined in and pursuant to the terms of the applicable instrument, and (ii) for the Second July Warrant and the June Warrant, following notice to the Issuer of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC ("LCM"). Valens U.S. and the Valens Offshore are managed by Valens Capital Management, LLC ( "VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM, and VCM, and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No. 749695201
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON: Laurus Capital Management, LLC
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  13-4150669
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]
                                                              (b) [X]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  4,100,649 shares of Common Stock. *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  4,100,649 shares of Common Stock. *
--------------------------------------------------------------------------------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,100,649 shares of Common Stock
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           [X]
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           9.99%
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON
           OO
--------------------------------------------------------------------------------


--------------------------------
        * Based on 41,047,541 shares of the common stock, no par value per share (the "Shares"), outstanding of RPM Technologies, Inc., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2007. As of July 13, 2007, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC ("Valens U.S."), and Valens Offshore SPV I, Ltd. ("Valens Offshore" together with the Fund and Valens U.S., the "Investors") held in aggregate (i) a warrant (the "First July Warrant") to acquire 1,125,000 Shares, at an exercise price of $0.30 per Share for the first 375,000 Shares acquired thereunder, $0.36 per Share for the next 375,000 Shares acquired thereunder and $0.42 for the remaining shares acquired thereunder, subject to certain adjustments, (ii) a warrant (the "June Warrant") to acquire 3,090,739 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) a warrant (the "Second July Warrant" and together with the First July Warrant, and the June Warrant, the "Warrants") to acquire 8,000,000 Shares at an exercise price of $0.01 per Share for the first 4,800,000 Shares acquired thereunder, $0.02 for the next 800,000 shares acquired thereunder, $0.03 for the next 800,000 Shares acquired thereunder, $0.04 for the next 800,000 Shares acquired thereunder, and $0.05 for the remaining shares acquired thereunder, subject to certain adjustments, and (iv) 1,008,557 Shares. The Warrants contain an issuance limitation prohibiting the Funds from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Funds of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Funds upon at least 61 days prior notice to the Company and shall automatically become null and void (i) for the first July Warrant, upon an Event of Default as defined in and pursuant to the terms of the applicable instrument, and (ii) for the Second July Warrant and the June Warrant, following notice to the Issuer of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC ("LCM"). Valens U.S. and the Valens Offshore are managed by Valens Capital Management, LLC ( "VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM, and VCM, and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No. 749695201
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Valens U.S. SPV I, LLC
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                            (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  4,100,649 shares of Common Stock.  *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  4,100,649 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,100,649 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          [X]
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          OO
--------------------------------------------------------------------------------


---------------------------------
        * Based on 41,047,541 shares of the common stock, no par value per share (the "Shares"), outstanding of RPM Technologies, Inc., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2007. As of July 13, 2007, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC ("Valens U.S."), and Valens Offshore SPV I, Ltd. ("Valens Offshore" together with the Fund and Valens U.S., the "Investors") held in aggregate (i) a warrant (the "First July Warrant") to acquire 1,125,000 Shares, at an exercise price of $0.30 per Share for the first 375,000 Shares acquired thereunder, $0.36 per Share for the next 375,000 Shares acquired thereunder and $0.42 for the remaining shares acquired thereunder, subject to certain adjustments, (ii) a warrant (the "June Warrant") to acquire 3,090,739 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) a warrant (the "Second July Warrant" and together with the First July Warrant, and the June Warrant, the "Warrants") to acquire 8,000,000 Shares at an exercise price of $0.01 per Share for the first 4,800,000 Shares acquired thereunder, $0.02 for the next 800,000 shares acquired thereunder, $0.03 for the next 800,000 Shares acquired thereunder, $0.04 for the next 800,000 Shares acquired thereunder, and $0.05 for the remaining shares acquired thereunder, subject to certain adjustments, and (iv) 1,008,557 Shares. The Warrants contain an issuance limitation prohibiting the Funds from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Funds of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Funds upon at least 61 days prior notice to the Company and shall automatically become null and void (i) for the first July Warrant, upon an Event of Default as defined in and pursuant to the terms of the applicable instrument, and (ii) for the Second July Warrant and the June Warrant, following notice to the Issuer of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC ("LCM"). Valens U.S. and the Valens Offshore are managed by Valens Capital Management, LLC ( "VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM, and VCM, and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No. 749695201
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Valens Offshore SPV I, Ltd.
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                            (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  4,100,649 shares of Common Stock.  *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  4,100,649 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,100,649 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          [X]
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------


---------------------------------
        * Based on 41,047,541 shares of the common stock, no par value per share (the "Shares"), outstanding of RPM Technologies, Inc., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2007. As of July 13, 2007, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC ("Valens U.S."), and Valens Offshore SPV I, Ltd. ("Valens Offshore" together with the Fund and Valens U.S., the "Investors") held in aggregate (i) a warrant (the "First July Warrant") to acquire 1,125,000 Shares, at an exercise price of $0.30 per Share for the first 375,000 Shares acquired thereunder, $0.36 per Share for the next 375,000 Shares acquired thereunder and $0.42 for the remaining shares acquired thereunder, subject to certain adjustments, (ii) a warrant (the "June Warrant") to acquire 3,090,739 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) a warrant (the "Second July Warrant" and together with the First July Warrant, and the June Warrant, the "Warrants") to acquire 8,000,000 Shares at an exercise price of $0.01 per Share for the first 4,800,000 Shares acquired thereunder, $0.02 for the next 800,000 shares acquired thereunder, $0.03 for the next 800,000 Shares acquired thereunder, $0.04 for the next 800,000 Shares acquired thereunder, and $0.05 for the remaining shares acquired thereunder, subject to certain adjustments, and (iv) 1,008,557 Shares. The Warrants contain an issuance limitation prohibiting the Funds from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Funds of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Funds upon at least 61 days prior notice to the Company and shall automatically become null and void (i) for the first July Warrant, upon an Event of Default as defined in and pursuant to the terms of the applicable instrument, and (ii) for the Second July Warrant and the June Warrant, following notice to the Issuer of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC ("LCM"). Valens U.S. and the Valens Offshore are managed by Valens Capital Management, LLC ( "VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM, and VCM, and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No. 749695201
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON: Valens Capital Management, LLC
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                            (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  4,100,649 shares of Common Stock.  *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  4,100,649 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,100,649 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          [X]
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          OO
--------------------------------------------------------------------------------


---------------------------------
        * Based on 41,047,541 shares of the common stock, no par value per share (the "Shares"), outstanding of RPM Technologies, Inc., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2007. As of July 13, 2007, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC ("Valens U.S."), and Valens Offshore SPV I, Ltd. ("Valens Offshore" together with the Fund and Valens U.S., the "Investors") held in aggregate (i) a warrant (the "First July Warrant") to acquire 1,125,000 Shares, at an exercise price of $0.30 per Share for the first 375,000 Shares acquired thereunder, $0.36 per Share for the next 375,000 Shares acquired thereunder and $0.42 for the remaining shares acquired thereunder, subject to certain adjustments, (ii) a warrant (the "June Warrant") to acquire 3,090,739 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) a warrant (the "Second July Warrant" and together with the First July Warrant, and the June Warrant, the "Warrants") to acquire 8,000,000 Shares at an exercise price of $0.01 per Share for the first 4,800,000 Shares acquired thereunder, $0.02 for the next 800,000 shares acquired thereunder, $0.03 for the next 800,000 Shares acquired thereunder, $0.04 for the next 800,000 Shares acquired thereunder, and $0.05 for the remaining shares acquired thereunder, subject to certain adjustments, and (iv) 1,008,557 Shares. The Warrants contain an issuance limitation prohibiting the Funds from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Funds of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Funds upon at least 61 days prior notice to the Company and shall automatically become null and void (i) for the first July Warrant, upon an Event of Default as defined in and pursuant to the terms of the applicable instrument, and (ii) for the Second July Warrant and the June Warrant, following notice to the Issuer of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC ("LCM"). Valens U.S. and the Valens Offshore are managed by Valens Capital Management, LLC ( "VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM, and VCM, and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No. 749695201
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON: David Grin

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                               (b) [X]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Israel
-------------------- ---------- ------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  4,100,649 shares of Common Stock. *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  4,100,649 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,100,649 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          [X]
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------


--------------------------------
        * Based on 41,047,541 shares of the common stock, no par value per share (the "Shares"), outstanding of RPM Technologies, Inc., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2007. As of July 13, 2007, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC ("Valens U.S."), and Valens Offshore SPV I, Ltd. ("Valens Offshore" together with the Fund and Valens U.S., the "Investors") held in aggregate (i) a warrant (the "First July Warrant") to acquire 1,125,000 Shares, at an exercise price of $0.30 per Share for the first 375,000 Shares acquired thereunder, $0.36 per Share for the next 375,000 Shares acquired thereunder and $0.42 for the remaining shares acquired thereunder, subject to certain adjustments, (ii) a warrant (the "June Warrant") to acquire 3,090,739 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) a warrant (the "Second July Warrant" and together with the First July Warrant, and the June Warrant, the "Warrants") to acquire 8,000,000 Shares at an exercise price of $0.01 per Share for the first 4,800,000 Shares acquired thereunder, $0.02 for the next 800,000 shares acquired thereunder, $0.03 for the next 800,000 Shares acquired thereunder, $0.04 for the next 800,000 Shares acquired thereunder, and $0.05 for the remaining shares acquired thereunder, subject to certain adjustments, and (iv) 1,008,557 Shares. The Warrants contain an issuance limitation prohibiting the Funds from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Funds of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Funds upon at least 61 days prior notice to the Company and shall automatically become null and void (i) for the first July Warrant, upon an Event of Default as defined in and pursuant to the terms of the applicable instrument, and (ii) for the Second July Warrant and the June Warrant, following notice to the Issuer of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC ("LCM"). Valens U.S. and the Valens Offshore are managed by Valens Capital Management, LLC ( "VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM, and VCM, and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No. 749695201
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON:  Eugene Grin
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
------------------- ---------- -------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock.*
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  4,100,649 shares of Common Stock. *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  4,100,649 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,100,649 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          [X]
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------


--------------------------------
         * Based on 41,047,541 shares of the common stock, no par value per share (the "Shares"), outstanding of RPM Technologies, Inc., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2007. As of July 13, 2007, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC (the "Valens U.S."), and Valens Offshore SPV I, Ltd. (the "Valens Offshore" together with the Fund, and Valens U.S., the "Funds") held in aggregate (i) a warrant (the "First July Warrant") to acquire 1,125,000 Shares, at an exercise price of $0.30 per Share for the first 375,000 Shares acquired thereunder, $0.36 per Share for the next 375,000 Shares acquired thereunder and $0.42 for the remaining shares acquired thereunder, subject to certain adjustments, (ii) a warrant (the "June Warrant") to acquire 584,014 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) a warrant (the "Second July Warrant" and together with the First July Warrant, and the June Warrant, the "Warrants") to acquire 8,000,000 Shares at an exercise price of $0.01 per Share for the first 4,800,000 Shares acquired thereunder, $0.02 for the next 800,000 shares acquired thereunder, $0.03 for the next 800,000 Shares acquired thereunder, $0.04 for the next 800,000 Shares acquired thereunder, and $0.05 for the remaining shares acquired thereunder, subject to certain adjustments, and (iv) 1,008,557 Shares. The Warrants contain an issuance limitation prohibiting the Funds from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Funds of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Funds upon at least 61 days prior notice to the Company and shall automatically become null and void following notice to the Issuer of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC (the "LCM"). The U.S. Fund and the Offshore Fund are managed by Valens Capital Management, LLC (the "VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM, and VCM, and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G.

CUSIP No. 749695201

Item 1(a).  Name of Issuer: RPM Technologies, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            9981 West 190th St., Suite C, Mokena, Illinois
            Mokena, Illinois 60448

Item 2(a).  Name of Person Filing: Laurus Master Fund, Ltd.

            This Schedule 13G is also filed on behalf of Laurus Capital Management, LLC, a Delaware limited liability company, Valens U.S. SPV I, LLC, a Delaware limited liability company, Valens Offshore SPV I, Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands, Valens Capital Management, LLC, a Delaware limited liability company, Eugene Grin and David Grin. Laurus Capital Management, LLC manages Laurus Master Fund, Ltd. Valens Capital Management, LLC manages each of Valens U.S. SPV I, LLC and Valens Offshore SPV I, Ltd. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the shares owned by Laurus Master Fund, Ltd., Valens U.S. SPV I, LLC and Valens Offshore SPV I, Ltd. Information related to each of Laurus Capital Management, LLC, Valens U.S. SPV I, LLC, Valens Offshore SPV I,Ltd., Valens Capital Management, LLC, Eugene Grin and David Grin is set forth on Appendix A hereto.

Item 2(b). Address of Principal Business Office or if none, Residence: c/o Laurus Capital Management, LLC, 335
            Madison Avenue, 10th Floor, New York, NY 10017

Item 2(c).  Citizenship:  Cayman Islands

Item 2(d).  Title of Class of Securities: Common Stock ("Common Stock")

Item 2(e).  CUSIP Number:  749695201

Item 3.     Not Applicable

Item 4.     Ownership:

       (a)  Amount Beneficially Owned: 4,100,649 shares of Common Stock

       (b)  Percent of Class: 9.99%

       (c)  Number of shares as to which such person has:

            (i) sole power to vote or to direct the vote: 0 shares of Common Stock.*

            (ii) shared power to vote or to direct the vote: 4,100,649 shares of Common Stock. *

            (iii) sole power to dispose or to direct the disposition of: 0 shares of Common Stock. *

            (iv)  shared power to dispose or to direct the disposition of:
                  4,100,649 shares of Common Stock. *

Item 5.     Ownership of Five Percent or Less of a Class:
            Not applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:
            Not applicable

Item 7.     Identification and Classification of Subsidiary Which Acquired the
            Securities:  Not applicable

Item 8.     Identification and Classification of Members of the Group:
            Not applicable

Item 9.     Notice of Dissolution of Group: Not applicable

Item 10.    Certification:

            By signing below, I certify to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


-----------------------------------
        * Based on 41,047,541 shares of the common stock, no par value per share (the "Shares"), outstanding of RPM Technologies, Inc., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2007. As of July 13, 2007, Laurus Master Fund, Ltd. (the "Fund"), Valens U.S. SPV I, LLC ("Valens U.S."), and Valens Offshore SPV I, Ltd. ("Valens Offshore" together with the Fund and Valens U.S., the "Investors") held in aggregate (i) a warrant (the "First July Warrant") to acquire 1,125,000 Shares, at an exercise price of $0.30 per Share for the first 375,000 Shares acquired thereunder, $0.36 per Share for the next 375,000 Shares acquired thereunder and $0.42 for the remaining shares acquired thereunder, subject to certain adjustments, (ii) a warrant (the "June Warrant") to acquire 3,090,739 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (iii) a warrant (the "Second July Warrant" and together with the First July Warrant, and the June Warrant, the "Warrants") to acquire 8,000,000 Shares at an exercise price of $0.01 per Share for the first 4,800,000 Shares acquired thereunder, $0.02 for the next 800,000 shares acquired thereunder, $0.03 for the next 800,000 Shares acquired thereunder, $0.04 for the next 800,000 Shares acquired thereunder, and $0.05 for the remaining shares acquired thereunder, subject to certain adjustments, and (iv) 1,008,557 Shares. The Warrants contain an issuance limitation prohibiting the Funds from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Funds of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Funds upon at least 61 days prior notice to the Company and shall automatically become null and void (i) for the first July Warrant, upon an Event of Default as defined in and pursuant to the terms of the applicable instrument, and (ii) for the Second July Warrant and the June Warrant, following notice to the Issuer of the occurrence and during the continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund is managed by Laurus Capital Management, LLC ("LCM"). Valens U.S. and the Valens Offshore are managed by Valens Capital Management, LLC ( "VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM, and VCM, and share sole voting and investment power over the securities owned by the Investors reported in this Schedule 13G.

CUSIP No. 749695201

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    July 23, 2007
                                    ----------------
                                    Date



                                    /s/ Eugene Grin
                                    ----------------
                                    Eugene Grin
                                    Director

CUSIP No. 749695201

APPENDIX A


A. Name: Laurus Capital Management, LLC, a Delaware limited liability company

                     335 Madison Avenue, 10th Floor
                     New York, New York 10017
   Place of
   Organization:     Delaware

B. Name: Valens U.S. SPV I, LLC, a Delaware limited liability company

                     335 Madison Avenue, 10th Floor
                     New York, New York
                     10017
   Place of
   Organization:     Delaware

C. Name: Valens Offshore SPV I, Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands

                     335 Madison Avenue, 10th Floor
                     New York, New York 10017
   Place of
   Organization:     Cayman Islands

D. Name: Valens Capital Management, LLC, a Delaware limited liability company

                     335 Madison Avenue, 10th Floor
                     New York, New York 10017
   Place of
   Organization:     Delaware


E. Name:             David Grin
   Business          335 Madison Avenue, 10th Floor
   Address:          New York, New York 10017

   Principal         Director of Laurus Master Fund, Ltd.
   Occupation:       Principal of Laurus Capital Management, LLC
   Citizenship:      Israel



F. Name:             Eugene Grin
   Business          335 Madison Avenue, 10th Floor
   Address:          New York, New York 10017

   Principal         Director of Laurus Master Fund, Ltd.
   Occupation:       Principal of Laurus Capital Management, LLC
   Citizenship:      United States

CUSIP No. 749695201

Each of Laurus Capital Management, LLC, Valens U.S. SPV I, LLC, Valens Offshore SPV, Ltd., Valens Capital Management, LLC, Eugene Grin and David Grin hereby agree, by their execution below, that the Schedule 13G to which this Appendix A is attached is filed on behalf of each of them, respectively.

Laurus Capital Management, LLC

/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    Principal
    July 23, 2007


Valens U.S. SPV I, LLC

/s/ David Grin
-----------------------------------------
    David Grin
    Authorized Signatory
    July 23, 2007

/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    Authorized Signatory
    July 23, 2007


Valens Offshore SPV I, Ltd.

/s/ David Grin
-----------------------------------------
    David Grin
    Authorized Signatory
    July 23, 2007

/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    Authorized Signatory
    July 23, 2007

Valens Capital Management, LLC

/s/ David Grin
-----------------------------------------
    David Grin
    Authorized Signatory
    July 23, 2007

/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    Authorized Signatory
    July 23, 2007


/s/ David Grin
-----------------------------------------
    David Grin
    July 23, 2007

/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    July 23, 2007